FOR IMMEDIATE RELEASE	November 17, 2015

Micromem Announces Research Report from New York Based RB Milestone Group, LLC

Toronto, New York, November 17, 2015: Micromem Technologies Inc. (“Micromem”) (“the Company”) (CSE: MRM, OTCQX: MMTIF), announces an analyst's research report has been released by New York based RB Milestone Group, LLC (“RBMG”). The research report may be obtained directly from RBMG on its financial social network, HiAlpha®, through the following link: http://www.hialpha-rbmg.com/companies/view/154. The report is also available on Micromem’s website: http://www.micromeminc.com/investor/.

About RB Milestone Group, LLC

RB Milestone Group, LLC is a New York based equity research and market intelligence firm offering financial research and communications expertise. It is dedicated to providing its investment and media communities with a detailed look into the global mining, oil & gas, energy, healthcare, professional services, consumer goods and technology industries. In addition, RB Milestone Group offers multi-faceted communication strategies that provide the connectivity needed to play in today’s capital markets. Visit: www.rbmilestone.com.

About Micromem and MAST Inc

MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC QX: MMTIF, CSE: MRM) company. MASTInc analyzes specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for oil & gas, utilities, automotive, healthcare, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com, www.mastinc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing:   NASD OTC-QX - Symbol: MMTIF
                  CSE - Symbol: MRM
Shares issued: 197,176,368
SEC File No: 0-26005

Investor Contacts:
RB Milestone Group, LLC
Trevor Brucato, Director
tbrucato@rbmilestone.com

Micromem Technologies Inc.
info@micromeminc.com
Tel. 416-364-2023
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